

July 10, 2020

James Nathanielsz
Chief Executive Officer
Propanc Biopharma, Inc.
302, 6 Butler Street
Camberwell, VIC, 3124 Australia

> **Re: Propanc Biopharma, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 26, 2020**
> **File No. 333-238240**

Dear Mr. Nathanielsz:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 27, 2020 letter.

Form S-1 filed June 26, 2020

Cover Page

1. We note your response to our prior comment 1 and reissue it in part. Please revise your registration statement to clarify, if true, that this is a secondary offering. In this regard, we note that some of your disclosures indicate that are conducting a primary offering of your securities rather than registering a resale transaction. For instance, and without limitation, we note your disclosure on page 39 that the company is offering certain securities and on page 41 where you discuss the company's use of offering proceeds.

<u>Selling Stockholder, page 66</u>

2.   We refer to prior comment 2.   Please revise to identify the individual(s) with dispositive and voting control over the Ionic Ventures shares.

   Please contact Courtney Lindsay at (202) 551-7237 or Joseph McCann at (202) 551-6262 with any questions.

                                           Sincerely,

                                           Division of Corporation Finance
                                           Office of Life Sciences